Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Fourth Quarter and
Year-End Results
Fourth quarter includes strong clinical results; new agreements;
and cash maintained at $41 million.
Lyon, France — March 3, 2008 — Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2007. The major achievements of the fourth quarter were the completion of clinical trials on FT-105 basal insulin and IFN-Alpha XL, as well as the announcement that Flamel and Merck Serono had entered into a development agreement on a Merck Serono therapeutic protein.
Stephen H. Willard, Flamel’s chief executive officer, stated, “From both the business development and the scientific perspective, 2007 was an important year for Flamel. In March, our partner GSK launched Coreg CR™, the first marketed drug using Flamel’s drug delivery technology. We believe that COREG CR is well positioned to be a significant contributor to our future results because of its strengths as a product.”
Mr. Willard continued, “During 2007, a major focus of our Company was to establish new relationships with interested partners and to develop our internal projects and technology platforms. We succeeded in re-establishing and strengthening the Medusa® platform by creating 10 new Medusa relationships, including those with Merck Serono and Wyeth. These relationships are a strong, well-diversified foundation for us to build the Medusa platform. Most importantly, the results of the two clinical trials we completed in October on FT-105 basal insulin and Interferon Alpha XL are compelling proof of concept for those two products and we are actively seeking to license these products.”
Flamel’s Fourth Quarter Results
Flamel reported total revenues for the fourth quarter 2007 of $10.6 million, versus total revenues of $7.8 million in the year-ago period. License and research revenue totaled $3.4 million during the fourth quarter versus $5.6 million during the year-ago period. Fourth quarter license and research revenue in 2006 included the receipt of a $3 million milestone from GSK; license and research revenue in Q4 2007 included receipt of $2 million in milestone payments from GSK. Product sales and services during the period were $4.7 million versus $2.1 million during the year-ago period. Other revenues were $2.4 million and consisted primarily of royalty income from GSK on the sales of COREG CR; other revenues in the fourth quarter of 2006 were $0.1 million.
Total costs and expenses during the quarter were $18.1 million and included FAS 123R options-related expense of $2.2 million; total costs and expenses in the fourth quarter of 2006 were $16.2 million. Costs of goods and services sold were $4.9 million in the fourth quarter of 2007 versus $1.4 million in the year-ago period. Research and development costs in the fourth quarter totaled $9.6 million versus $10.3 million in the year-ago period. Selling, general, and administrative costs declined to $3.6 million in the period from $4.6 million in the fourth quarter of 2006.

Net loss for the fourth quarter of 2007 was ($5.4 million) versus a net loss of ($5.9 million) in the year-ago period. Net loss per share (basic) was ($0.23) versus ($0.25) in the fourth quarter of 2006.
Flamel’s cash and marketable securities were $41.1 million at the end of the fourth quarter.
Flamel’s 2007 Annual Results
For the calendar year 2007, Flamel reported operating revenue of $36.7 million, as compared to $23.0 million in 2006. License and research revenue was $10.3 million in 2007, as compared to $20.3 million in 2006. Product sales and services for the year 2007 were $19.8 million, compared to $2.1 million in the year-ago period. Other revenues, consisting primarily of royalty income from sales of COREG CR by GlaxoSmithKline, were $6.6 million in 2007; other revenues in 2006 totaled $0.7 million.
Expenses in 2007 were $77.0 million and included FAS 123R options-related expenses of $11.5 million. Total costs and expenses in 2006 totaled $61.9 million. The increase in expenses was largely due to costs associated with the manufacture of COREG CR microparticles, pursuant to the Company’s supply agreement with GSK. Costs of goods and services sold were $17.3 million in 2007 versus $6.2 million in 2006.
SG&A in 2007 declined to $16.4 million versus $17.4 million in 2006. Research & Development expenses were $43.3 million versus $38.2 million in 2006. At a comparable exchange rate, SG&A and Research and Development Expense respectively would have been $15.0 million and $39.7 million, representing a reduction of $2.4 million in SG&A and an increase of $1.4 million in Research and Development.
The Company reported a net loss for the year 2007 of ($37.2 million), or ($1.55) per share, as compared with a net loss of ($35.2 million) in 2006, or ($1.48) per share.
About Flamel Technologies
Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins, peptides, and other molecules injected subcutaneously. Both of these platforms offer advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens. For detailed company information, including copies of this and other press releases, see Flamel’s web site www.flamel.com.
A conference call to discuss these results is scheduled for 8:30 AM Eastern Standard Time March 4, 2008. The dial-in number is (1) 800-374-1498 (Conference ID number: 36447833). International callers are invited to dial-in (1) 706-634-7261.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.
Contact:
Stephen H. Willard, Chief Executive Officer
Tel: (33) 4-7278-3434
Fax: (33) 4-7278-3435
Willard@Flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel: (011) (33) 4-7278-3434
Fax: (011) (33) 4-7278-3435
Marlio@flamel.com

Condensed Consolidated Statements of Operations
(amounts in thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2006	2007	2006	2007
Revenue:
License and research revenue	$5,586	$3,416	$20,263	$10,307
Product sales and services	2,064	4,726	2,083	19,768
Other revenues	132	2,419	674	6,579

Total revenue	7,782	10,561	23,020	36,654

Costs and expenses:
Cost of goods and services sold	(1,355)	(4,877)	(6,250)	(17,307)
Research and development	(10,322)	(9,648)	(38,233)	(43,314)
Selling, general and administrative	(4,571)	(3,603)	(17,375)	(16,390)

Total	(16,248)	(18,128)	(61,858)	(77,011)

Profit (loss) from operations	(8,466)	(7,567)	(38,838)	(40,357)

Interest income net	623	370	1,987	1,675
Foreign exchange gain (loss)	(196)	(143)	(599)	(454)
Other income (loss)	30	143	131	197

Income (loss) before income taxes	(8,009)	(7,197)	(37,319)	(38,939)
Income tax benefit (expense)	2,152	1,752	2,118	1,694

Net income (loss)	$(5,857)	$(5,445)	$(35,201)	$(37,245)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.25)	$(0.23)	$(1.48)	$(1.55)
Diluted earnings (loss) per share	$(0.25)	$(0.23)	$(1.48)	$(1.55)

Weighted average number of shares outstanding (in thousands) :

Basic	23,812	24,024	23,812	24,024
Diluted	23,812	24,024	23,812	24,024